Via Facsimile and U.S. Mail
Mail Stop 6010


September 15, 2005

Mr. Stephen M. Tuuk
President and Chief Executive Officer
Professionals Direct, Inc.
161 Ottawa Avenue, N.W., Suite 607
Grand Rapids, Michigan   49503


Re:	Professionals Direct, Inc.
	Form 10-KSB for fiscal year ended
	December 31, 2004
	Filed March 16, 2005
      Schedule 14A
      Filed April 19, 2005
	File No. 000-49786

Dear Mr. Tuuk:

      We have limited our review of your filing to those issues we have addressed in our comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we ask you to provide us with information so we may better understand your disclosure.

	Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.





Form 10-KSB for the fiscal year ended December 31, 2004

Schedule 14A filed on April 19, 2005

Management`s Discussion and Analysis, page A-5

Results of Operations, page A-6

Net Premium Earned, page A-6

1. Your explanation of the increase in net premiums earned seems unclear as to what actually caused these increases. Please disclose how the prior year premiums written impacted the current year premiums earned. In addition quantify the impact that this factor and all other factors cited had on your operations. Also include a discussion, as applicable, of any metrics such as the actual number of policies written to provide more detailed insight into what really caused the changes in these premiums.

Losses and Loss Adjustment Expenses, page A-6

2. Your discussion of the significant increase in loss ratio between the two periods is very limited. In particular it appears that, based on the information in note 7, most of this increase is related to current year claims. In particular we note that current year revenues were relatively flat, but that the current year charge disclosed in that note increased substantially. Please disclose why your loss ratio deteriorated so significantly in the current period.
Also disclose how this current period increase impacted the significant increase related to prior periods that is disclosed in your Form 10-QSB for June 30, 2005.

Financial Condition, Liquidity, and Capital Resources, page A-7

3. Your current liquidity discussion does not appear to adequately address the holding company structure disclosed in note 1. Please disclose how this structure affects your ability to service debt held at the holding company level. Further include a discussion of the legal limits on dividends that can be paid by the operating subsidiaries to the holding company. Disclose specifically here and in note 12 the actual dollar amount of dividends that may be paid without prior regulatory approval.






Critical Accounting Estimates and Judgments, page A-8

Loss and Loss Adjustment Expense Reserves, page A-8

4. We note throughout the document that management discusses the inherent uncertainty in establishing reserves for loss and loss adjustment expenses. Given this inherent uncertainty, we feel that a more robust discussion of this estimate is appropriate. Please provide disclosure that better explains the judgments and uncertainties surrounding this estimate and the potential impact on your financial statements. We believe that disclosures explaining the likelihood that any materially different amounts would be reported under different conditions or using different assumptions is consistent with the objective of Management`s Discussion and Analysis. The disclosure should include the following information for each of your lines of business:

* Reserves accrued as of the latest balance sheet date presented. The total of theses amounts should agree to the amount presented on the balance sheet;
* Because IBNR reserve estimates are more imprecise, the amount of
IBNR separately from loss reserves for all lines of business;
* The range of loss reserve estimates as determined by your actuaries.
* If multiple point estimates are generated, include the range of these point estimates.
* Discuss how management determined the most appropriate point estimate and why the other point estimates were not chosen.
* Clarify whether the company actually records to the point estimate or if not, how that estimate is used.
* The quantified and qualitative impact that reasonably likely changes in one or more of the variables (i.e. actuarially method and/or assumptions used) would have on reported results, financial position and liquidity.

Ten Year development Table, page A-9

5. Revise the ten year development table to present it on a gross basis, or if you choose to continue to present the information on a net basis, revise it to include the following additional data for each year in the ten-year table:
* A reconciliation of the net end of period liability with the related gross liability;
* The gross re-estimated liability as of the end of the latest re-estimation period with separate disclosure of the related re-estimated reinsurance recoverable; and
* The gross cumulative redundancy or deficiency.

In addition, it does not appear that the amounts disclosed in this table agree with the amounts presented in note 7 and in the financial statements. We also note that the deficiency for the current period appears to differ significantly from what is disclosed in other portions of your document. Please resolve or disclose the reason for these differences.

Consolidated Financial Statements - December 31, 2004

Note 8.  Reinsurance, page A-23

6. We note in this discussion and in other portions of the document such as the MD&A that you appear to have changed your policy related to the risks that will be reinsured. Please disclose what caused this apparent shift in the retentions and what impact such a shift will have on your operations. Also include a discussion of any such changes and the impact that they will have on trends within your management`s discussion and analysis. Refer to paragraph 27(a) of SFAS 113.


*    *    *    *
      As appropriate, please amend your Form 10-KSB for the year ended December 31, 2004 and respond to these comments within 10 business days or tell us when you will respond. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendments that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review.
Please file your the letter on EDGAR under the form type label CORRESP. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

	We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing include all information required under the Securities Exchange
Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

	In connection with responding to our comments, please provide, in your letter, a statement from the company acknowledging that:

* the company is responsible for the adequacy and accuracy of the disclosure in the filings;
* staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and
* the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

      In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

      You may contact Ibolya Ignat, Staff Accountant at (202) 551-3656, or Jim Atkinson, Accounting Branch Chief, at (202) 551-3674 if you have questions regarding the comments. In this regard, do not hesitate to contact me, at (202) 551-3679.


							Sincerely,



							Jim B. Rosenberg
							Senior Assistant Chief
Accountant
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Stephen M. Tuuk
Professionals Direct, Inc.
September 15, 2005
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